UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM CB/A

(Amendment No. 7)

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐

Securities Act Rule 802 (Exchange Offer)	☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐

Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

JBS S.A.

(Name of Subject Company)

N/A

(Translation of Subject Company’s Name into English (if applicable))

Federative Republic of Brazil

(Jurisdiction of Subject Company’s Incorporation or Organization)

JBS S.A.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable)

Wesley Mendonça Batista

Chief Executive Officer

Av. Marginal Direita do Tietê, 500, Bloco I, 3º Andar – Vila Jaguara

05118-100 São Paulo – SP

Brazil

Tel: +55 11 3144-4000

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A

(Date Tender Offer/Rights Offering Commenced)

PART I

INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

(a)	The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document

1.1	Material Fact (Fato Relevante) dated February 9, 2012, filed by JBS S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to Form CB on February 10, 2012).

1.2	Material Fact (Fato Relevante) dated April 3, 2012, filed by JBS S.A. and Vigor Alimentos S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to Form CB on April 5, 2012).

1.3	Material Fact (Fato Relevante) dated April 9, 2012, filed by JBS S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to Form CB on April 11, 2012).

1.4	Notice of the Voluntary Public Tender Offer for the Acquisition of Common Shares Issued by JBS S.A. Through the Exchange of Common Shares Issued by Vigor Alimentos S.A. (Edital de Oferta Pública de Acquisicão de Ações Ordinárias de Emissão da JBS S.A. Mediante Permuta por Ações Ordinárias de Emissão da Vigor Alimentos S.A.) filed by JBS S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) on May 18, 2012 (English translation) (previously furnished to the Commission as an exhibit to Form CB on May 18, 2012).

1.5	Material Fact (Fato Relevante) dated May 16, 2012, filed by JBS S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to Form CB on May 18, 2012).

1.6	Material Fact (Fato Relevante) dated May 18, 2012, filed by JBS S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to Form CB on May 18, 2012).

(2)	Not applicable.

Item 2.	Information Legends

JBS S.A. (“JBS”) and Vigor Alimentos S.A. (“Vigor”) are Brazilian companies. Information distributed in connection with the proposed exchange offer (oferta pública voluntária de aquisição de ações mediante permuta por ações) under Brazilian law of JBS shares for Vigor shares is subject to Brazilian disclosure requirements that are different from those of the United States. Financial statements included herein, if any, have been prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board and accounting practices in Brazil that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws in respect of the proposed exchange offer, since the companies are located in Brazil and all of their officers and directors are residents of Brazil. You may not be able to sue the companies or their officers or directors in a Brazilian court for violations of the U.S. securities laws. Finally, it may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the companies may purchase shares of the companies otherwise than through the proposed exchange offer, such as in open market or privately negotiated purchases.

PART II

INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(2)	The following documents are attached hereto as exhibits to this form:

Exhibit Number	Description of Document

2.1	Management Presentation of JBS S.A. and Vigor Alimentos S.A. entitled “Voluntary Public Offering – Share Swap,” dated February 10, 2012 (previously furnished to the Commission as an exhibit to Form CB on February 13, 2012).

2.2	Notice to the Market (Comunicado ao Mercado) dated April 19, 2012, filed by JBS S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation) (previously furnished to the Commission as an exhibit to Form CB on April 20, 2012).

2.3	Reference Form (Formulário de Referência) of Vigor Alimentos S.A. (English translation) (previously furnished to the Commission as an exhibit to Form CB on May 18, 2012).

2.4	Valuation Report (Laudo de Avaliação) of Vigor Alimentos S.A. dated January 24, 2012, prepared by Banco Bradesco BBI S.A. (English translation) (previously furnished to the Commission as an exhibit to Form CB on May 18, 2012).

2.5	Unaudited Individual and Consolidated Interim Financial Statements of Vigor Alimentos S.A. as of March 31, 2012 and December 31, 2011 and for the three-month periods ended March 31, 2012 and 2011, and notes thereto (English translation) (previously furnished to the Commission as an exhibit to Form CB on May 21, 2012).

2.6	Audited Individual and Consolidated Financial Statements of Vigor Alimentos S.A. as of and for the year ended December 31, 2011 and as of and for the twenty-day period ended January 20, 2012, and notes thereto (English translation) (previously furnished to the Commission as an exhibit to Form CB on May 21, 2012).

2.7	Unaudited Individual and Consolidated Interim Financial Statements of S.A. Fábrica de Produtos Vigor as of March 31, 2012 and December 31, 2011 and for the three-month periods ended March 31, 2012 and 2011, and notes thereto (English translation) (previously furnished to the Commission as an exhibit to Form CB on May 21, 2012).

2.8	Audited Individual and Consolidated Financial Statements of S.A. Fábrica de Produtos Vigor as of and for the years ended December 31, 2011 and 2010 and notes thereto (English translation) (previously furnished to the Commission as an exhibit to Form CB on May 21, 2012).

2.9	Audited Individual and Consolidated Financial Statements of S.A. Fábrica de Produtos Vigor as of and for the years ended December 31, 2010 and 2009 and as of January 1, 2009, and notes thereto (English translation) (previously furnished to the Commission as an exhibit to Form CB on May 21, 2012).

2.10	Notice to the Market (Comunicado ao Mercado) dated June 6, 2012, filed by JBS S.A. with the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) (English translation).

(2)	Not applicable.

(3)	Not applicable.

PART III

CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent and power of attorney on Form F-X/A was filed by JBS S.A. with the Commission on February 15, 2012.

(2)	Not applicable.

PART IV

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JBS S.A.

Dated: June 6, 2012

	By:	/s/ Wesley Mendonça Batista
	Name:	Wesley Mendonça Batista
	Title:	Chief Executive Officer